NT 10-K 1 formnt10k.htm
Commission File No: 000-49951

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR For Period Ended: MArch 31, 2003

[   ] Transition Report on Form 10-K [   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A



PART 1 - REGISTRANT INFORMATION

Full Name of Registrant: MPAC Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 1302 Arbutus Street

City, State and Zip Code: Vancouver, British Columbia, Canada V6J 3W8

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed. [X]    (check box if appropriate)



Form NT Dec. 30.doc


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(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, on Form 10-K, will be filed on or before the fifteenth calendar day following the prescribed due date;

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company has been unable to file the 10-QSB for the Year ending March 31, 2003 in the required time due to the focus on responding to the comments to the 10SB from the US Securities and Exchange Commission. Completion of the responses to these comments has taken longer than anticipated.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Adam Smith (604) 736- 7481

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no,
 identify report(s). Yes [ X ] No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?   Yes [   ] No [ X ]

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MPAC CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Dated: May 14, 2002

By: /s/ Adam Smith
Adam Smith, President